FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

Leading Brands, Inc. Receives Nasdaq Letter Concerning
$1.00 Minimum Closing Bid Price

Company has until December 10, 2008 to Comply

Vancouver, Canada, June 16, 2008, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, received a Nasdaq Staff Deficiency Letter on June 13, 2008 indicating that for the past 30 consecutive business days the bid price of the Company’s common shares closed below $1.00 per share, a minimum requirement for continued listing under Nasdaq’s Marketplace Rule 4310(c)(4).

The Company has been provided 180 calendar days, or until December 10, 2008, to regain compliance, which occurs when the bid price of the Company’s common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days.

There are also provisions for an additional compliance period and an appeal in the event the Company receives any notification of delisting of its securities.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com